EXHIBIT 23(a)



                      Consent of Independent Auditors


Board of Directors
Arch Chemicals, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Arch Chemicals, Inc. of our report dated November 2, 1998, relating to the combined balance sheets of Arch Chemicals, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related combined statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, which report is included in the Registration Statement on Form 10 of Arch Chemicals, Inc., as amended, which became effective on January 22, 1999.

/s/ KPMG LLP

Stamford, Connecticut
February 3, 1999